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BioSmart Research: nutraceutical CBD isolates for professional distribution



biosmartresearchcbd.com Yelm WA

Technology | Retail | B2C | B2B | Health and Fitness

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Launch in 2019 produced $1.7M in sales
2. Biosmart produces pain management and anti-anxiety formulas for clinical and retail distribution
3. BioSmart has a 3-year technology lead using high-pressure liquid chromatography for isolate extraction
4. BioSmart markets through it's own retail dispensaries, healthcare providers, pharmacies, affiliates, and internet sales
5. U.S. Market for non-steroidal OTC pain relievers is $21.9 B/yr. US CBD market is $4.7 B/yr.
6. Clinical dosing levels with CBD isolates produce similar results to OTC pain relievers without the side effects.
7. BioSmart collaborates with university and clinical researchers and is a member of Choose Wisely, a patient forum
8. BioSmart Research represents a responsible approach to improving quality of life and advancing cannabinoid research

Our Founder

B Renee Searle CEO

Renee has 40 years' experience as an entrepreneur with 30 patents resulting in $60 MM in product sales. Her fields of research include biotechnology, electronics and cannabinoid research.

We went this direction in our research and development because we saw a huge gap in the research and development of effective CBD products. We decided to pursue a scientific and clinical approach to the development of CBD nutraceuticals. Isolate extraction and product formulation are where the wave in product development is headed.

Pitch


BioSmart Research, Inc.
Over-the-counter CBD nutraceuticals for skin care, pain management, anxiety, and neurological disorders
Renee Searle - CEO
renee@biosmartresearch.com


The Problem
Legal full-spectrum CBD distillates are minimally effective and do not meet recommended clinical dosing guidelines
Legal full-spectrum CBD distillates are diluted out 7-12 times to meet the .3% legal THC requirements
Every Hemp plant yields a different distillate profile making consistency and conformity impossible in any formulation
Green Leaf Lab
Official Cannalysis Report
R&D Cherry Wine Full Spec
Typical hemp profile
Potency Analysis


Solution
BioSmart employs the latest chromatography technologies to produce specific cannabinoid formulas to treat specific conditions
BioSmart formulas are based upon university collaborations and up to date scientific research
BioSmart formulas are 100% reproducible and therefore suitable for clinical testing and evaluation


Market Size
The OTC oral Pain Medication Market accounted for $19 Billion in sales in 2019 and is rising by about 6% a year.
The U.S. topical pain relief market accounted for $2.82 billion in sales in 2019 and is expected to rise to $3.7 billion by 2025.
The cosmetic skin care market for BioSmart's SkinCare Products, especially its advanced facial cream was reported at $26 billion last year and is expected to increase to $39 Billion by 2025.
The U.S. CBD market is expected to reach a conservative $10 billion in sales by 2024.
OTC Oral Pain Medication
2019 MARKET
$19B
CAGR 2019-2025
6%
Topical Pain Relief
2019 MARKET
$2.8B
CAGR 2019-2025
5%
Cosmetic Skin Care
2019 MARKET
$26B
CAGR 2020-2025
8%
Total CBD Sales
2019 MARKET
$4.7B
CAGR 2020-2025
14%

Projections



$16,000,000.00
$14,000,000.00
$12,000,000.00
$10,000,000.00
$8,000,000.00
$6,000,000.00
$4,000,000.00
$2,000,000.00
$-
Total Sales
Gross/Net Income
Net Income
Total Expenses
Year 1
Year 2
Year 3

Year 1		
Total Sales	$	1,329,609
Gross/Net Income	$	927,391
Total Expenses	$	547,137
Net Income	$	380,254

Year 2		
Total Sales	$	7,977,655
Gross/Net Income	$	5,573,456
Total Expenses	$	2,564,877
Net Income	$	3,008,579

Year 3		
Total Sales	$	15,955,311
Gross/Net Income	$	11,146,912
Total Expenses	$	5,070,872
Net Income	$	6,076,039

Assumptions

1. Assumptions are based on average 35% discount from MSRP
2. Gross Margin on production is 8-12 X cost at wholesale
3. Assuming 50% of sales is to health care professionals with 25% discount
4. Assuming internet sales of 20% with 20% discount
5. Assumptions are made with affiliate marketing costs set at 20%
6. Assumptions are made with two active sales rep's for dealer accounts
7. Assumptions are made on signing up 2-3 wholesale accounts per week
8. Assumptions do not include bulk or white label sales which are counter-productive
9. Assumptions are based on a minimum crowdfunding raise of $250,000
10. Projections may change upward based upon distribution opportunities

Additional Notes to Projections

11. Projections are based on 12 CBD dispenseries producing 80% of revenues
12. BioSmart's CBD isolate formulas are just as effective as pharmaceutical grade formulas containing THC. That is because the selective cannabinoids and terpenes in BioSmart's formulas act synergistically to increase potency and effectiveness
13. Average Cannabis dispensery generates about $5 million per year. Average CBD dispensery produces about $800,000/year (American Shaman) American shaman opened 115 CBD only dispenseries between 2016 and 2020

Disclaimer: These projections cannot be guaranteed

Projections - Details



BioSmart Research, Inc.
Utah - Retail Product Roll-out
July 2021 - June 2022

Disclaimer: These projections cannot be guaranteed

Marketing Strategy





Pain Relief With CBD



Retail Stores
- Sales rep support
- Local advertising

Internet
- Ad campaign
- B2B, B2C
- Promotions

Affiliate Accounts
- Retailers
- Pharmacies
- Health care providers

Free Sampling

Retail Store Format



Over-The-Counter
CBD Retail Store
THC Free Products
Retail Store
Participating Pharmacies
Participating Retailers
Affiliate Partners
Health-Care Providers
Pain-Clinics
Physical Therapy
Senior Living Center Programs
Customer Direct
Sampling Program
B2B
Retail Website
Affiliates
Website
B2C
Prioritize
SkinCare Products



Proprietary Technology / Expertise

- BioSmart's High Pressure Liquid Chromatography system was designed and produced by CXTH, one of the largest premier HPLC manufacturers in the world.
- BioSmart's IP development allows the HPLC system to process and isolate individual cannabinoids using food grade ethanol.
- BioSmart's IP makes it possible to isolate and recombine cannabinoids into reproduceable formulas to treat specific conditions.


北京创新通恒科技有限公司
Beijing Chuang Xin TongHeng Science & Technology Co.,Ltd.


机加车间

Competition

The top 20 over-the-counter CBD companies accounted for just 17% of the overall CBD market in early 2020, with some 3,000 other competitors crowding 77% of the market.

Hemp Industry Daily

GW Pharmaceuticals
- Controls 6% of the market share in the United States with its proprietary prescription cannabinoid isolate formulas.
- Specializes in neurological disorders.


CBD American Shama

American Shaman – Full Spectrum Marketers
- $22 million – 115 stores – 84 employees
- $170,000 revenue/store/year – wholesale
- $400,000-500,000 – gross revenue per store
- $30,000-50,000 - Store set-up
- $20,000 - Franchise cost



Martha Stewart – JV with Canopy Growth
- Retail CBD Isolate Products
- Includes consumables
- Opens the floodgate for CBD consumables nationwide when it comes to future FDA compliance issues

How is BioSmart Research Different?



BioSmart has positioned itself to dominate the healthcare professional market with reproduceable formulas to treat specific conditions.



BioSmart targets specific conditions with formulations that are guaranteed to work.


Choosing Wisely

BioSmart solicits the support of medical professionals in evaluating its products. BioSmart is a member of "Choose Wisely", a medical portal and forum for patient and doctor engagement on a host of clinical issues which include CBD dosing.

Founding Team



Renee Searle
CEO
Thirty years as a successful Entrepreneur. Previous startups generated $50 MM in sales



Wen C. Chan
COO
Previous Business manager for Well Electronics a $30 MM company



Cathy Che
CLO
Logistics operations and product fulfillment

Use of Funds

- Opening the first three retail locations
- Major e-mail campaigns to create traction
- Completion of purchase for


BioSmart CBD

DAC 200 HPLC

- Additional packaging equipment
- GMP certification
- Advertising budget for strategic B2B marketing costs & display materials





A Look at Some of Our Products



BioSmart advanced face cream is the most comprehensive product on the market for reducing fine wrinkles, firming, and toning the skin. Key ingredients include CBD Isolate, Hyaluronic Acid, Retinol, Argireline, D-panthenol, MSM, and Vitamin E.



BioSmart topicals are 8-12 times more potent than full spectrum topicals. BioSmart offers specific formulas for pain, eczema, psoriasis, hemorrhoids, and sports medicine.



BioSmart tinctures and vape juice contain proprietary isolates, terpenes, and flavanoids in a base of medium chain triglycerides (MTC oil). Specialty formulations are available for pain relief, anxiety, PTSD, detox, and IBS. Benefits can not be advertised until clinical trials have been completed.

Our Facility

Our facilities are located in buildings owned and operated by the companies founders. Our facilities comprise a biomass extraction and distillation facility, an ethanol production facility to produce our own processing ethanol, and an isolate extraction and formulation facility.





LEAD INVESTOR



Eric J Exelbert MD

I am a Pediatric ICU physician and I have also been seeing very complex pediatric and adult patients to discuss the use of medical cannabis for the last 6 years. As an ICU physician, we use medications, technology, and lab testing every day. For the most part, it is never questioned and for that matter completely trusted. In the cannabis space, and most specifically the CBD space, this has not been the case. I have spent the last several years performing my own testing on cannabinoids, trying out products myself, and relying on the COA's and the data from a lot of the existing companies. This process, unfortunately, has been a misleading and distrustful process. I have come to know Renee Searle and the list of persons associated with BioSmart and their scientific knowledge is excellent, up to date, and their equipment and extraction methods are of the utmost importance. BioSmart has changed and will continue to change the CBD market and will allow the consumer to purchase a pure cannabinoid, an exact mg measurement, and a consistent product that will enable the patient to have improved symptom and disease management.

Invested $25,000 this round

Learn about Lead Investors